FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial   Responsibility

GlaxoSmithKline Performance Share Plan
Sale of shares to meet tax liabilities

The table below sets out changes in the interests of a Director and Persons Discharging Managerial Responsibility (PDMR) in the Ordinary shares of GlaxoSmithKline plc arising from the sale of Ordinary shares at a price of £14.05 per Ordinary share on 20 February 2012 to meet tax liabilities following the vesting of awards granted under the GlaxoSmithKline 2009 Performance Share Plan (PSP).

Number of Ordinary shares sold to meet tax liabilities following the vesting of a PSP award
Sir Andrew Witty*	135,842
Mr S M Bicknell	6,132
Mr J M Clarke	22,217
Mr M Dunoyer	2,951
Mr E Gray	14,427
Mr D S Redfern	8,368
Ms C Thomas	11,397
Mr P Thomson	318
Mr P Vallance	10,939
Mrs V Whyte	318
* Denotes an Executive Director

The table below sets out changes in the interests of a Director and PDMRs in the American Depositary Shares (ADS) of GlaxoSmithKline plc on 22 February 2012 arising from the withholding of ADSs at a price of $44.88 per ADS, the closing price on 17 February 2012, to meet tax liabilities following the vesting of awards granted under the PSP.

Number of ADSs withheld to meet tax liabilities following the vesting of a PSP award
Dr M Slaoui*	15,159
Ms D Connelly	14,317
Mr W C Louv	4,510
Dr D Pulman	6,945
Mr D Troy	11,637
* Denotes an Executive Director

The Company, Directors and PDMRs were advised of these transactions on 23 February 2012.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

23 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 23, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc